SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO_______)*

                      Nevstar Gaming and Entertainment Corporation
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                          Common Stock, $0.01 Par Value Per Share
-------------------------------------------------------------------------------
                             (Title of Class of Securities)

                                       64156G102
                                    ---------------
                                    (Cusip Number)

                                  William O. Fleischman
                       Nevstar Gaming and Entertainment Corporation
            1900 Avenue of the Stars, Suite 2410, Los Angeles, California 90067
                                    (310) 553-7176
-------------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
                                   and Communications)

                                      May 1, 2003
-------------------------------------------------------------------------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remained of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act" or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provision of the Exchange Act.

Cusip No. 64156G102

NAME OF REPORTING PERSON

W/F Nevstar LLC, a California limited liability company, W/F Investment Corp, a Calfornia corporation and William O. Fleischman, an individual

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Not Applicable

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   [  ]                     (b) [   ]

SEC USE ONLY

SOURCE OF FUNDS

00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [    ]

CITIZENSHIP OR PLACE OF ORGANIZATION

W/F Nevstar LLC                     State of California
W/F Investment Corp                 State of California
William O. Fleischman               United States Citizen

NUMBER OF             7             SOLE VOTING POWER
                                    27,807,219
SHARES

BENEFICIALLY          8             SHARED VOTING POWER
                                    27,807,219
OWNED BY

EACH                  9             SOLE DISPOSITIVE POWER
                                    27,807,219
REPORTING

PERSON               10             SHARED DISPOSITIVE POWER
                                    27,807,219


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    27,807,219


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

					54.83%

14.  TYPE OF REPORTING PERSON

W/F NEVSTAR LLC               OO
W/F INVESTMENT CORP		CO
WILLIAM O. FLEISCHMAN     	IN

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Nevstar Gaming and Entertainment Corporation (the "Company"). The principal executive office of the Company is located at 1900 Avenue of the Stars, Suite 2410, Los Angeles, California 90067

ITEM 2.	IDENTITY AND BACKGROUND

This Statement is being filed by W/F Nevstar LLC ("W/F Nevstar"), a California limited liability company, W/F Investment Corp("W/F"), a California corporation and William O. Fleischman ("Mr. Fleischman"), the principal shareholder of W/F. The principal business address of W/F Nevstar, W/F, and Mr. Fleischman is 1900 Avenue of the Stars, Suite 2410, Los Angeles,
CA 90067. The principal business of W/F Nevstar and W/F Investment Corp is investing for long-term gain. The principal business of Mr. Fleischman is Chief Executive Officer of W/F.

During the past five years, neither W/F Investment Corp, Mr. Fleischman or its officers and directors have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdictions a result of which such Company or person(s) was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

27,807,219 shares of common stock were issued to W/F Nevstar LLC on May 1, 2003 pursuant to a plan of reorganization confirmed by the United States Bankruptcy Court, District of Nevada, Case No. 99-19566RCJ. W/F Nevstar LLC was a plan proponent.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of Common Stock owned by W/F Nevstar were acquired for investment purposes. W/F Nevstar intends to review its investment in the Company on a continuing basis and, depending upon price and availability of securities of the Company, subsequent developments affecting the Company, the Company business prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of W/F Nevstar's investment in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, W/F Nevstar beneficially owns 27,807,219 of the outstanding shares of Common Stock. Such shares represent approximately 54.83% of the outstanding shares of Common Stock.

(b) By virtue of its controlling interest in W/F Nevstar, W/F has the power to vote or direct the vote of the securities owned by W/F Nevstar.
By virtue of its controlling interest in W/F Nevstar, W/F has the power to dispose or direct the disposition of the securities owned by W/F Nevstar.

      By virtue of his controlling interest in W/F, William O. Fleischman has the power to vote or direct the vote of the securities owned by W/F Nevstar. By virtue of his controlling interest in W/F, William O. Fleischman has the power to dispose or direct the disposition of the securities owned by W/F Nevstar.

(c) Neither W/F Nevstar, W/F, or Mr. Fleischman have effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

(d) By virtue of its controlling interest in W/F Nevstar, W/F has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      By virtue of his controlling interest in W/F, William O. Fleischman has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH REPSECT TO SECURITIES OF THE ISSUER.

	Other than as described in Items 3 and 5 above, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      NONE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:  May 5, 2003				W/F Nevstar LLC

                                          By: /s/ William O. Fleischman
                                          -----------------------------
                                          William O. Fleischman
                                          Chief Executive Officer
                                          W/F Investment Corp
                                          Its Managing Member


                                          W/F Investment Corp

                                          By: /s/  William O. Fleischman
                                          ------------------------------
                                          William O. Fleischman,
                                          Its Chief Executive Officer

                                          /s/ William O. Fleischman
                                          -----------------------------
                                          William O. Fleischman